UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

22nd Century Group, Inc.
(Name of Issuer)

Common Stock, $0.00001 par value per share
(Title of Class of Securities)

90137ZF103
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a.	☐ Rule 13d-1(b)
b.	☒ Rule 13d-1(c)
c.	☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	90137ZF103

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Crede CG III, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization

Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power

0
	6.	Shared Voting Power

4,132,807 shares of Common Stock*
	7.	Sole Dispositive Power

0
	8.	Shared Dispositive Power

4,132,807 shares of Common Stock*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,132,807 shares of Common Stock*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐
11.	Percent of Class Represented by Amount in Row (9)

3.35% (see Item 4)
12.	Type of Reporting Person (See Instructions)

OO

*	As more fully described in Item 4, additional shares of Common Stock issuable upon exercise of Warrants held by each Reporting Person are subject to litigation between the Reporting Persons and the issuer in the Southern District of New York.

CUSIP No.	90137ZF103

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Crede Capital Group, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power

0
	6.	Shared Voting Power

4,132,807 shares of Common Stock*
	7.	Sole Dispositive Power

0
	8.	Shared Dispositive Power

4,132,807 shares of Common Stock*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,132,807 shares of Common Stock*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐
11.	Percent of Class Represented by Amount in Row (9)

3.35% (see Item 4)
12.	Type of Reporting Person (See Instructions)

HC

*	As more fully described in Item 4, additional shares of Common Stock issuable upon exercise of Warrants held by each Reporting Person are subject to litigation between the Reporting Persons and the issuer in the Southern District of New York.

CUSIP No.	90137ZF103

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Acuitas Financial Group, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization

California
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power

0
	6.	Shared Voting Power

4,132,807 shares of Common Stock*
	7.	Sole Dispositive Power

0
	8.	Shared Dispositive Power

4,132,807 shares of Common Stock*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,132,807 shares of Common Stock*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐
11.	Percent of Class Represented by Amount in Row (9)

3.35% (see Item 4)
12.	Type of Reporting Person (See Instructions)

HC

*	As more fully described in Item 4, additional shares of Common Stock issuable upon exercise of Warrants held by each Reporting Person are subject to litigation between the Reporting Persons and the Issuer in the Southern District of New York.

CUSIP No.	90137ZF103

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Terren S. Peizer
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization

United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power

0
	6.	Shared Voting Power

4,132,807 shares of Common Stock*
	7.	Sole Dispositive Power

0
	8.	Shared Dispositive Power

4,132,807 shares of Common Stock*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,132,807 shares of Common Stock*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐
11.	Percent of Class Represented by Amount in Row (9)

3.35% (see Item 4)
12.	Type of Reporting Person (See Instructions)

IN

*	As more fully described in Item 4, additional shares of Common Stock issuable upon exercise of Warrants held by each Reporting Person are subject to litigation between the Reporting Persons and the Issuer in the Southern District of New York.

This Amendment No. 5 is being filed jointly by the Reporting Persons and amends the Schedule 13G initially filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on October 8, 2013, as amended (the“Schedule 13G”).

Except as set forth below, all Items of the Schedule 13G remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13G.

Item 4. Ownership.

(a) and (b):

The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentage set forth in Row 11 of the cover page for each Reporting Person is based on 123,543,117 shares of Common Stock issued and outstanding as of October 30, 2017, as represented in the Company's Prospectus Supplement on Form 424(b)(3) filed with the Securities and Exchange Commission on December 15, 2017.

The Reporting Persons hold warrants exercisable in exchange for 2,250,000 shares of Common Stock of the issuer (the “Reported Warrants”), pursuant to the terms of the Reported Warrants, the Reporting Persons cannot exercise any of the Reported Warrants to the extent the Reporting Persons would beneficially own, after any such exercise, more than 9.9% of the outstanding shares of Common Stock (the "Blockers") Consequently, as of the date of the event which requires the filing of this statement, the Reporting Persons were able to exercise only a portion of the Reported Warrants due to the Blockers. Furthermore, the Reported Warrants are subject to litigation in the Southern District of New York and have been excluded from the information set forth in the cover page for each Reporting Person.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2018

CREDE CG III, LTD

By:	/s/ Terren S. Peizer
Terren S. Peizer, Managing Director

CREDE CAPITAL GROUP, LLC

By:	/s/ Terren S. Peizer
Terren S. Peizer, Managing Member

ACUITAS FINANCIAL GROUP, LLC

By:	/s/ Terren S. Peizer
Terren S. Peizer, Managing Member

/s/ Terren S. Peizer
Terren S. Peizer